05012649

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

November 11, 2005

File No. 82 - 3300

RECEIVED
2005 NOV 16 P 2: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31	November 11, 2005	Unaudited Financial Results for the half-year ended September 30, 2005 sent to Shareholders

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Vinod M. Ambani
President & Company Secretary

Enc: a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

November 11, 2005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

NSEIL
14 NOV 2005
Contents not Verified

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001

Dear Sir,

Re : **Unaudited Financial Results for the half year ended September 30, 2005**

Pursuant to Clause 31 of the Listing Agreement, we forward herewith six copies of the Unaudited Financial Results of the Company for the half year ended September 30, 2005 sent to the Shareholders of the Company, for your information and records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

BOMBAY
SIGN.
DATE 14/11/5 11:40

Encl : a/a

c.c. : with a copy of the Results to:

The Stock Exchange
Ahmedabad, Bangalore, Bhubaneshwar, Chennai, Cochin,
Coimbatore, Delhi, Guwahati, Hyderabad, Inter-connected, Jaipur,
Ludhiana, Madhya Pradesh, Magadh, Mangalore, Pune, OTC,
Rajkot, U.P. and Vadodara

National Security Depository Limited

Reliance
Industries Limited

October 27, 2005

Dear Shareowners,

I am pleased to report that Reliance Industries Limited (RIL) had a spectacular half year ended September 30, 2005. During this period, RIL's performance reflects its global competitiveness, leadership in domestic markets and growing presence in export markets. RIL's impressive strengths in these areas are highlighted by the fact that the environment during this period was characterized by volatility in product and raw material prices and high crude oil prices.

Highlights of RIL's performance during the period under review are as follows:

- **Turnover** of Rs. 42,777 crores (US$ 9,718 million), as against Rs. 33,610 crores for the corresponding period last year, **an increase of 27%**
- **Operating Profit (PBDIT)** of Rs. 7,694 crores (US$ 1,748 million), as against Rs. 6,618 crores for the corresponding period last year, **an increase of 16%.**
- **Cash Profit (before depreciation and deferred tax)** of Rs. 6,739 crores (US$ 1,531 million), as against Rs. 5,419 crores for the corresponding period last year, **an increase of 24%.**
- **Net Profit of Rs. 4,791 crores** (US$ 1,088 million), as against Rs. 3,189 crores for the corresponding period last year, **an increase of 50%.**
- The total paid up equity share capital at Rs. 1,394 crores (US$ 317 million).
- Earnings Per Share (EPS) for the half-year at Rs. 34.4 (US$ 0.78) and Cash Earnings Per Share (CEPS) for the half-year at Rs. 48.3 (US$ 1.10).

  [Annualised Earnings Per Share (EPS) is Rs. 68.8 (US$ 1.56) & Annualised Cash Earnings Per Share (CEPS) is Rs. 96.6 (US$ 2.20).]
- **Contribution to the national exchequer** in the form of various taxes was **Rs. 8,173 crores (US$ 1,857 million),** as against Rs. 7,077 crores for the corresponding period last year, **an increase of 15%.**
- **Production of oil & gas and petrochemicals,** including toll conversion, was **6.54 million tonnes** during the half-year, as against 6.29 million tonnes for the corresponding period last year, **an increase of 4%.**
- Refinery operating rate was 96%, processing 15.87 million tonnes of crude during the half-year.
- **Exports including deemed exports were Rs. 15,176 crores (US$ 3,447 million),** as against Rs. 10,036 crores for the corresponding period last year, **an increase of 51%.**

RIL is confident of improving upon this performance on the basis of strong refining margins and continued upturn in the petrochemical cycle.

The Unaudited Financial Results and Segment Reporting for the quarter and half year ended September 30, 2005 are attached.

Various stakeholders of RIL, namely Secured Creditors, Unsecured Creditors and Shareholders, voted overwhelmingly (in value terms 100 % of the Secured Creditors, 100 % of the Unsecured Creditors and 99.9998 % of the Shareholders) in favour of the Scheme of Arrangement for demerger of certain business undertakings of RIL, at the Court convened meetings held on October 21, 2005. This reflects full confidence of stakeholders in the management of RIL. The Scheme will come into effect following the approval of the Hon'ble High Court of Judicature at Bombay.

I would like to take this opportunity to thank you for your unequivocal expression of confidence and look forward to your support to the continued growth and profitability of RIL.

Seasons Greetings and a Very Happy and Prosperous New Year.

With best wishes,

Sincerely,

Mukesh D. Ambani
Chairman and Managing Director

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER / HALF YEAR ENDED 30TH SEPTEMBER, 2005

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter ended 30th September		Half-year ended 30th September		Year ended 31st March
		2005	2004	2005	2004	2005 (Audited)
1.	Turnover	22,893	17,864	**42,777**	33,610	73,164
	Less: Excise Duty Recovered on Sales	2,176	1,700	**4,276**	3,166	7,113
	Net Turnover	**20,717**	**16,164**	**38,501**	**30,444**	**66,051**
2.	Other Income	222	296	**416**	643	1,450
3.	Total Expenditure					
	a) (Increase)/decrease in stock in trade	(799)	706	**(2,289)**	(88)	524
	b) Consumption of raw materials	15,228	10,657	**28,769**	21,161	45,932
	c) Staff cost	259	185	**512**	363	846
	d) Other expenditure	2,317	1,446	**4,232**	3,033	5,937
4.	Interest	222	434	**458**	902	1,469
5.	Depreciation	804	914	**1,595**	1,830	3,724
6.	**Profit before tax**	**2,908**	**2,118**	**5,640**	**3,886**	**9,069**
7.	Provision for Current Tax (including Fringe Benefit tax)	251	166	**497**	297	705
8.	Provision for Deferred Tax	176	200	**352**	400	792
9.	**Net Profit**	**2,481**	**1,752**	**4,791**	**3,189**	**7,572**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,396	**1,394**	1,396	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting yea					36,280
12.	Earnings per share (of Rs. 10)					
	(Not Annualised)					
	Basic	17.8	12.5	**34.4**	22.8	54.2
	Diluted	17.8	12.5	**34.4**	22.8	54.2
13.	Aggregate of non-promoter shareholding					
	- Number of Shares (in crores)	74.21	74.47	**74.21**	74.47	74.19
	- Percentage of Shareholding	53.25	53.33	**53.25**	53.33	53.24

NOTES TO UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED 30TH SEPTEMBER, 2005:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. The Company has filed an application with the Honourable High Court of Mumbai to demerge certain undertakings into four new resulting companies. The shareholders, secured and unsecured creditors at their respective meetings held on 21st October, 2005, have approved the demerger scheme as directed by the High Court of Mumbai with effect from the appointed date i.e., 1st September, 2005. The Company has filed a petition along with the Scheme with the Honorable High Court of Mumbai for approving the scheme. Necessary accounting effect shall be given once the scheme becomes effective.
3 (a) The Company, based on the report by international valuers, has revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar as at 1st August, 2005 by an amount of Rs 22,497 crores (US$ 5,111 million) and an equivalent amount has been credited to Revaluation Reserve Account. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 353 crores (US$ 80 million) for the half-year ended 30th September, 2005 and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 22 crores (US$ 5 million) for the half-year ended 30th September, 2005 and an equivalent amount, which was hitherto being withdrawn from General Reserves, has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**
4. During the quarter the Company has appropriated an amount of Rs 12,850 crores from the Profit and Loss Account to the General Reserve.
5. During the quarter Reliance Industries (Middle East) DMMC, Relene Petrochemicals Limited, Reliance Capital Ventures Limited, Reliance Communication Ventures Limited, Global Fuel Management Services Limited, Reliance Energy Ventures Limited, Reliance Power Limited, Reliance Patalganga Power Limited, Reliance Thermal Energy Limited, Hirma Power Limited and Jayamkondam Power Limited have become subsidiaries of the Company.
6. Provision for Current Tax includes, provision for Fringe Benefit Tax of Rs 7 crores (US$ 2 million) for the quarter and Rs 12 crores (US $ 3 million) for the half year. (Previous Year Rs NIL)
7. There were no investors' complaints pending as on July 1, 2005. All the 2,983 complaints received during the quarter were resolved and no complaints were outstanding as on 30th September, 2005.
8. The statutory auditors of the Company have carried out a Limited Review of the results for half-year ended 30th September, 2005.
9. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 27th October, 2005 approved the above results and its release.

FINANCIAL REVIEW NOTES

1. Operating profit, before other income, was Rs. 7,278 crores (US$ 1,653 million), against Rs. 5,975 crores for the corresponding previous period, an increase of 22%

   The Company's net operating margin was lower during the period at 18.9% mainly due to significant increase in price of crude oil during the half-year, which was not fully absorbed in domestic price of petroleum products.
2. Other income decreased to Rs. 416 crores (US$ 94 million), from Rs. 643 crores on account of the Company exercising its option to convert the Preference shares of Reliance Infocomm Ltd with effect from 1st April, 2005. This was partially offset by higher interest income from current investments and fixed deposits.
3. Interest expenditure decreased 49% to Rs. 458 crores (US$ 104 million) due to appreciation of the rupee and reduction in debt.
4. Depreciation was at Rs. 1,595 crores (US$ 362 million) as against Rs. 1,830 crores for the corresponding previous period. The decrease is on account of assets sold during 2004-05 and impact of WDV depreciation on petrochemical assets.
5. The outflow on account of capital expenditure was over Rs. 4,200 crores (US$ 954 million), primarily on account of oil and gas, petrochemical capacity expansions and normal capital expenditure.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER, 2005

(Rs. in crores)

Sr. No.	Particulars	Quarter ended 30th September		Half Year ended 30th September		Year ended 31st March
		2005	2004	2005	2004	2005 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	8,171	7,189	14,841	13,656	29,745
	- Refining	18,595	12,980	34,690	25,080	51,700
	- Others	441	500	854	1,010	2,623
	Gross Turnover (Turnover and Inter Divisional Transfers)	27,207	20,669	50,385	39,746	84,068
	Less: Inter Segment Transfers	4,314	2,805	7,608	6,136	10,358
	Turnover	**22,893**	**17,864**	**42,777**	**33,610**	**73,710**
	Less: Excise Duty Recovered on Sales	2,176	1,700	4,276	3,166	7,113
	Net Turnover	**20,717**	**16,164**	**38,501**	**30,444**	**66,597**
2.	**Segment Results**					
	- Petrochemicals	1,279	1,041	2,161	1,927	3,762
	- Refining	1,532	1,249	3,319	2,363	5,521
	- Others	247	276	466	545	1,192
	Total Segment Profit before Interest and Tax	**3,058**	**2,566**	**5,946**	**4,835**	**10,475**
	(i) Interest Expense	(222)	(434)	(458)	(902)	(1,474)
	(ii) Interest Income	139	27	282	92	369
	(iii) Other Unallocable Income Net of Expenditure	(67)	(41)	(130)	(139)	(245)
	Profit before Tax	**2,908**	**2,118**	**5,640**	**3,886**	**9,125**
	(i) Provision for Current Tax	(251)	(166)	(497)	(297)	(705)
	(ii) Provision for Deferred Tax	(176)	(200)	(352)	(400)	(792)
	Profit after Tax	**2,481**	**1,752**	**4,791**	**3,189**	**7,628**
3.	**Capital Employed (Segment Assets-Segment Liabilities)**					
	- Petrochemicals	26,628	11,635	26,628	11,635	9,576
	- Refining	27,607	22,643	27,607	22,643	22,636
	- Others	20,139	15,976	20,139	15,976	16,282
	- Unallocated Corporate	14,407	12,206	14,407	12,206	15,684
	Total Capital Employed	**88,781**	**62,460**	**88,781**	**62,460**	**64,178**

NOTES TO SEGMENT INFORMATION FOR THE HALF-YEAR ENDED 30TH SEPTEMBER, 2005:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:
   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.
   b) The **refining** segment includes production and marketing operations of the petroleum refinery.
   c) The businesses, conducted mainly through investment in associates and smaller business segments not separately reportable have been grouped under the "**others**" segment. This comprises of the following:
      • Oil and Gas • Textile • Communication • Power • Finance and Risk management
   d) Capital employed on other Investments and income from the same are considered under "un-allocable".
2. The segment results for the year ended 31st March, 2005 are on a consolidated basis.